Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Wisconsin Energy Corporation

Filer's Commission File No.: 001-09057

Subject Company: Integrys Energy Group, Inc.

Commission File No.: 1-11337

Date: July 30, 2014

Set forth below is the transcript of the second quarter 2014 Wisconsin Energy earnings call held on July 30, 2014.

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

WEC - Q2 2014 Wisconsin Energy Corp Earnings Call

EVENT DATE/TIME: JULY 30, 2014 / 6:00PM GMT

OVERVIEW:

WEC reported 2Q14 net income of $133m or $0.58 per diluted share. Co. expects 2014 diluted EPS to be $2.58-2.64 and 3Q14 diluted EPS to be $0.48-0.50.

THOMSON REUTERS

CORPORATE PARTICIPANTS

Gale Klappa *Wisconsin Energy Corporation - Chairman, CEO*

Pat Keyes *Wisconsin Energy Corporation - EVP, CFO*

Scott Lauber *Wisconsin Energy Corporation - VP and Treasurer*

Steve Dickson *Wisconsin Energy Corporation - VP and Controller*

Allen Leverett *Wisconsin Energy Corporation - President*

CONFERENCE CALL PARTICIPANTS

Colleen F. Henderson *CFA - Investor Relations*

Greg Gordon *ISI Group - Analyst*

Kit Konolige *BGC Partners - Analyst*

Paul Ridzon *KeyBanc Capital Markets - Analyst*

Andy Bischof *Morningstar - Analyst*

Michael Lapides *Goldman Sachs - Analyst*

Brian Russo *Ladenburg Thalmann & Company Inc. - Analyst*

Tim Winter *Gabelli & Co. - Analyst*

Julien Dumoulin-Smith *UBS - Analyst*

PRESENTATION

Colleen F. Henderson - *CFA - Investor Relations*

Good afternoon, ladies and gentlemen. Welcome to Wisconsin Energy's Quarterly Conference Call. This call is being recorded for rebroadcast. (Operator Instructions) Before the Conference Call begins, I will read the forward-looking language. All statements in this presentation, other than historical facts, are forward-looking statements that involve risks and uncertainties, which are subject to change at any time.

Such statements are based on Management's expectations at the time they are made. In addition to the assumptions and other factors referred to in connection with the statements, factors described in the Company's latest Form 10-K and subsequent reports filed with the Securities and Exchange Commission could cause actual results to differ materially from those contemplated.

During the discussions, referenced earnings per share will be based on diluted earnings per share unless otherwise noted. After the presentation, the conference will be open to analysts for questions and answers. In conjunction with this call, Wisconsin Energy has posted, on its website, a package of detailed financial information at Wisconsinenergy.com. A replay of our remarks will be available later today. Now, it's my pleasure to introduce Mr. Gale Klappa, Chairman of the Board and Chief Executive Officer of Wisconsin Energy Corporation.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Colleen, thank you. Good afternoon, everyone. Thanks for joining us as we review our 2014 second quarter results. Let me begin, as always, by introducing the members of the Wisconsin Energy Management team who are here with me today. We have Allen Leverett, President of Wisconsin Energy and CEO of our Generation Group; Pat Keyes, our Chief Financial Officer; Susan Martin, General Counsel; Steve Dickson, Controller; and Scott Lauber, our Treasurer.

Pat will review our financial results in detail in just a moment, but as you saw from our news release this morning, we reported earnings of $0.58 a share for the second quarter of 2014. This compares with earnings of $0.52 a share for last year's second quarter. Despite a cool and rainy June that significantly reduced customer demand, we delivered solid results. I might add that costs related to our acquisition of Integrys Energy Group reduced earnings by $0.01 a share during the quarter.

Turning now to the state of the economy, Wisconsin's unemployment rate declined to 5.7% in June and remains well below the national average. The unemployment rate in Wisconsin is now the lowest it's been since 2008. With a bit brighter economic backdrop, deliveries of electricity to our large commercial and industrial customers, excluding the iron ore mines, rose by 2.1% in the second quarter.

We saw strength in several sectors, including paper manufacturing, food products, rubber and plastics, and primary metals. In addition, we continued to see stronger customer growth across our system. New electric service connections are up by 3.6% and new natural gas installations are up by 8.5% compared with the same period last year. These gains reflect a bit stronger economy and the volume of customers switching from propane to natural gas.

Later in my prepared remarks, I'll update you on several positive developments in our core business, as well as the progress we're making on the important construction projects we have underway. But first, I'd like to touch on our recent announcement to acquire Integrys Energy Group. Just to refresh your memory, on June 23, we announced plans to acquire Integrys in a cash and stock transaction.

Combining the two companies to form the WEC Energy Group will create a strong electric and natural gas delivery company with deep operational expertise, scale, and financial resources to meet the region's future energy needs. We'll be serving 4.3 million customers in Wisconsin, Illinois, Michigan, and Minnesota. In fact, the combination will create the eighth largest natural gas distribution company in America and the strong cash flow of the combined company will be prudently invested in new and upgraded energy infrastructure.

Now, as you're well aware, we have consistently used three criteria to evaluate any potential acquisition. First, we would have to believe that the acquisition would be accretive to earnings per share in the first full calendar year after closing. Second, it would need to be largely credit neutral. Finally, we would have to believe that the long-term growth rate of any acquisition would be at least equal to Wisconsin Energy's standalone growth rate.

I'm pleased to reiterate with you that we believe this combination meets or exceeds all three criteria. We expect the combined company will be able to grow earnings per share at 5% to 7% per year, faster than either one of us is projecting on a standalone basis. Importantly, more than 99% of these earnings would come from regulated businesses.

Our customers will benefit from the operational efficiency that comes with increased scale and geographic proximity and over time, we'll enhance the operations of the seven utilities that will be part of our energy group by incorporating best practices system-wide. In addition, as many of you know, Integrys today is one of the major owners of American Transmission Company with a 34.1% interest.

Wisconsin Energy is the second largest owner with a 26.2% interest. The combined entity will have a 60% stake in what is the largest independent transmission company in the country. As you may remember, ATC's 10-year plan calls for investing between $3 billion and $3.6 billion to bolster electric reliability in our region. It's a solid plan and we welcome the opportunity to increase our commitment.

Now, in light of the acquisition, we have terminated our share repurchase program. The Integrys transaction will allow us to use our strong cash flow for regulated investments. The proposed dividend policy of the combined company will be designed to keep Integrys shareholders neutral initially, after taking into consideration both the stock and cash they will receive.

In the period before closing, Wisconsin Energy plans to continue with its current dividend policy and of course, that policy calls for a 7% to 8% annual increase in our dividend. At closing, we would expect a further dividend increase for Wisconsin Energy shareholders to reflect the dividend policy of the combined company. Then going forward, the projected payout target for the combined Company will be 65% to 70% of earnings.

The transaction, of course, is subject to approvals from the shareholders of both companies and several regulatory agencies. The agencies include the Federal Energy Regulatory Commission, the Federal Communications Commission, the Public Service Commissions of Wisconsin and Michigan, the Illinois Commerce Commission, and the Minnesota Public Utilities Commission. The transaction is also subject to the requirements of the Hart-Scott-Rodino Act and other customary closing conditions.

We plan to file for approval of the acquisition in each of the four states next week. Filings at the federal level are expected to be made before the end of August. We anticipate closing the transaction some time during the second half of 2015. Also, you may have seen the announcement this morning from Integrys and Exelon. Exelon's Constellation business unit has agreed to purchase Integrys' unregulated power and natural gas marketing business.

Exelon will pay $60 million for the Integrys retail operations plus adjusted net working capital at the time of closing. Net working capital was about $183 million as of May 31, 2014. Integrys' management team plans to provide you with an update during their quarterly earnings call, which is now scheduled for August 7. Again, we believe our combination with Integrys will create the premier regulated utility system in the Midwest, with superior service and competitive pricing for years to come.

The benefits to all of our stakeholders from the customers and communities we serve to the people we employ to the shareholders who count on us to create value are clear, compelling, and achievable. Now, turning back to recent developments in Wisconsin Energy's core business. On July 18, we received the final written order from the Wisconsin Commission approving our request to build and operate a new natural gas lateral in West Central Wisconsin.

This 85-mile pipeline and connected facilities will run from northern Eau Claire County in the far western part of the state to the city of Tomah in West Central Wisconsin. The project will address reliability concerns in that region and meet growing demand. Demand, of course, is being driven by customers converting from propane to natural gas and by the growth of the sand mining industry in Western Wisconsin.

The Commission's approval also includes franchise awards for 10 communities along the route and authorizes us to begin delivering natural gas within the borders of those 10 communities. We expect to begin construction early next year on the project and complete the entire project in the fourth quarter of 2015. Our projected cost is between $175 million and $185 million, excluding allowance for funds used during construction.

On the generation side of our business, you'll recall that we're converting the fuel source for our Valley Power Plant from coal to natural gas. The two unit Valley Plant is a co-generation facility located along the Menominee River near downtown Milwaukee. Valley generates electricity for the grid, produces steam for more than 400 customers in the downtown Milwaukee business center, and provides voltage support for our electric distribution network.

I'm pleased to report to you that the Unit 1 conversion is now well underway. We stopped using coal at the unit in mid-July and our schedule calls for start up and boiler tuning to begin in October, in advance, of course, of the winter heating season. We plan to have Unit 1 fully converted to natural gas by the end of the year. Valley will be available to operate at full power this winter with Unit 1 burning natural gas and Unit 2 continuing to burn coal.

Unit 2 is then scheduled to be converted to natural gas during 2015. We expect the total conversion cost to be $65 million to $70 million, again excluding allowance for funds used during construction. Now you may recall that, in March of last year, we also began a major upgrade of the existing natural gas pipeline that runs near the Valley facility. This pipeline replacement project has an estimated cost of approximately $30 million and is on time and on budget.

Converting Valley to natural gas will reduce our operating costs and enhance the environmental performance of the units. We expect the electric capacity of the plant to remain at 280 megawatts and we believe our plan will help support a vibrant downtown Milwaukee for many years to come. Next, I'd like to touch on the upgrade of our Twin Falls hydroelectric plant. Twin Falls was built way back in 1912 and it's one of 13 hydroelectric plants on our system.

The plant is located on the border of Wisconsin and Michigan's upper peninsula. Construction is underway now to build a new powerhouse and spillway capacity that meets current federal standards. Since our last update, we began major construction work, which includes building cofferdams and test blasting to prepare for rock excavation. These activities are scheduled for completion later this year.

We expect, then, that the new powerhouse will be operational in 2015. We plan to remove the old powerhouse during 2016. The total investment is budgeted at $60 million to $65 million, again excluding allowance for funds used during construction. We're also making just excellent progress on our fuel flexibility initiative at the Oak Creek expansion units.

As you'll recall, these units were initially permitted to burn bituminous coal; however given the current cost differential between bituminous coal. However, given the current cost differential between bituminous coal and Powder River Basin coal, blending the two types of fuel could save our customers $25 million to $50 million a year depending on the mix. Last year, we received environmental permits, began making changes to the boilers, and testing a blend of bituminous and Powder River Basin coal at the plant.

Just a few weeks ago, on July 7, we took the next step and filed a request with the Wisconsin Commission to approve $25 million of additional capital spending for modifications at the plant. If approved, these modifications will enable testing of up to 100% PRB coal; however, I shall point out that to operate the units above a 20% PRB blend on a sustained basis, further investment will be needed in fuel storage and handling equipment.

Just a reminder, our end goal is to have the flexibility of the new Oak Creek units to increase the percentage of Powder River Basin coal up to 100%. Next, I'd like to discuss the investment opportunities that we see as we focus on delivering the future. As we previously reported to you, our capital budget calls for spending between $3.2 billion and $3.5 billion over the five-year period between now and 2018.

In, this five-year budget, the nature of our capital spending is shifting away from large projects, such as our power of the future units, renewable generation, and large air quality controls. Instead, our capital plan is comprised of many smaller projects that will continue to improve our generation and upgrade our aging distribution networks. Over the next five years, we'll have a much greater focus on pipes, poles, wires, transformers, and substations; the building blocks of our delivery business.

The primary risks associated with these projects are naturally more manageable, given the smaller scale and scope of the distribution work, but this work is no less valuable or important than the mega projects we've completed in recent years. Our focus on renewing our distribution networks is essential to maintaining our status as one of the most reliable utilities in America. We'll keep you posted as these needed infrastructure projects move forward.

We're also monitoring another investment opportunity, the potential sale of the State of Wisconsin's generation plants. Last year, you'll recall Governor Walker signed into law a new state budget. That budget includes a provision expanding the state's authority to sell or lease certain state-owned properties. This means the administration has the authority to pursue the sale of the state's electric, steam, and chilled water generation and distribution facilities.

Financial advisors have now been selected by the state and an asset broker has been named for the potential sale of the plants. No formal timetable has yet been announced but if a sale does take place, we expect it would occur in 2015. Turning now to Wisconsin regulatory matters, in May, we reached a rate settlement facilitated by the Wisconsin Commission staff with three major customer groups. The settlement covers return on equity, capital structure, and base rate changes for the forward-looking test years 2015 and 2016.

If approved by the Wisconsin Commission, Wisconsin Electric will have a return on equity of 10.2% with no change in its capital structure. Wisconsin Gas will have a return on equity of 10.3% with a higher equity component in its capital structure. The equity midpoint for Wisconsin Gas would increase from 47.5% to 49.5%. Based on this settlement, non-fuel electric rates will increase by 1.4% beginning in 2015.

We expect these changes to be effective on January 1. During the final months of this year, the remainder of the rate case will focus on rate design and on 2015 fuel cost recovery. With that, with that long update, I'll be happy to turn things over to our Chief Financial Officer, Pat Keyes, who will provide you more details on our second quarter results. Pat?

Pat Keyes - *Wisconsin Energy Corporation - EVP, CFO*

Thank you, Gale. As Gale mentioned, our 2014 second quarter earnings were $0.58 a share; that's compared with $0.52 a share for the corresponding quarter in 2013. Costs related to the acquisition of Integrys Energy reduced earnings by $0.01 per share in the second quarter. Consistent with past practice, I will discuss operating income for our business segments and then discuss other income, interest expense, and income taxes.

Our consolidated operating income for the second quarter was $240.7 million as compared with $229.5 million in 2013. That's an increase of $11.2 million. Starting with the Utility Energy segment, operating income in the second quarter totaled $155.2 million for 2014; an increase of $16.3 million over the second quarter of 2013. On a quarter-over-quarter basis, utility operations and maintenance costs declined by $14 million, primarily because of lower medical, pension, and other post-employment benefit costs.

Our earnings were also helped by $13.8 million related to the accounting on the Treasury grant for our new biomass plant. Our second quarter 2014 earnings were hurt by a cool, wet spring. We estimate that our electric and gas margins declined by $5 million as a result of the weather. We also saw increased depreciation costs of $4.6 million, primarily because of the biomass plant that was placed into service in the fourth quarter of 2013.

Combining these and other factors results in a $16.3 million increase in utility operating income in the second quarter of 2014 as compared with the same quarter in the prior year. Operating income in our Non-Utility segment was $91.7 million, which is right in line with the prior year. Our Corporate and Other segment, which includes corporate costs and smaller affiliates, recorded $5.2 million in increased costs in the second quarter of 2014 as compared to the second quarter of 2013.

The increased costs are directly related to the proposed acquisition of the Integrys Energy Group. Taking the changes for these segments together, you arrive at the $11.2 million increase in operating income. During the second quarter, earnings from our investment in the American Transmission Company totaled $17.5 million, an increase of $200,000 over the same period last year. These earnings are in line with our expectations.

Our other income net increased by $2.3 million. During the second quarter 2014, we recognized gains on the sale of property in our WISPARK subsidiary and land sales in the utility. Our net interest expense decreased by $4.3 million, primarily because of lower debt levels and lower average interest rates. Over the past year, we were able to issue long-term debt at interest rates that were lower than the maturing debt.

Consolidated income tax expense rose by $4 million because of higher pre-tax earnings, partially offset by slightly lower tax rate for the quarter. Our effective tax rate for 2014 is expected to be between 37.5% and 38.5%. Combining all of these items brings you to $133 million of net income for the second quarter of 2014 or earnings of $0.58 per share.

Again, these earnings include just over $0.01 of costs associated with the acquisition of Integrys. During the first six months of 2014, our operating cash flows totaled $721.3 million, which is a $39.8 million increase from the first six months of 2013. We have collected $76.2 million this year related to the Treasury grant. This benefit was partially offset by higher working capital requirements. Our capital expenditures totaled $305.5 million in the first six months of 2014; a $1.8 million decrease compared to 2013.

Our adjusted debt-to-capital ratio was 50.8% at the end of June. Our calculation treats half of our hybrid securities as common equity, which is consistent with past presentations. Earlier in the year, we projected that our year-end debt to total capital would be relatively flat with our 2013 year-end ratio of 52.5%. Now, with the termination of the share repurchase program, we expect to see our year-end debt to total capital below last year's ratio.

We continue to use cash to satisfy any shares required for our 401(k) plan, options, and other programs. We also paid $176 million in common dividends in the first six months of 2014, an increase of $20.4 million over the same period last year. Dividends for 2014 equate to an annual rate of $1.56 per share. Retail deliveries of electricity rose by 3% in the first half of 2014 as compared to the first half of 2013. Our normalized first half deliveries were up by 2.3%.

Looking at the individual customer segments, we saw actual residential deliveries up 1.2%; on a normalized basis we were flat with 2013. Across our small commercial industrial group, we saw year-to-date deliveries, up 0.9% and on a normalized basis, we were down 0.2%. In the large Commercial Industrial segment, on a normalized basis, deliveries for the first half of 2014 were up by 6.6% and if you exclude the iron ore mines, we were up 2%. Overall, these results are in line with our expectations.

First half retail natural gas sales were up 13.8% compared to the first half of 2013. On a normalized basis, sales improved by 2.5%. The results from our natural gas delivery business are ahead of our expectations for the year. Moving to other items of interest, in May of 2014, our electric subsidiary issued a $250 million, 30-year bond at a coupon of 4.25%. This bond essentially replaced a $300 million bond with a coupon of 6% that came due in April.

Turning now to our earnings forecast, we are maintaining our 2014 guidance of $2.58 a share to $2.64 a share. Our 2014 guidance excludes costs related to the Integrys acquisition. While our results for the first half of the year exceeded our expectations, we have had a very cool summer. As many of you know, we typically see our largest cooling demand during the warm summer days of July; however, we've only had four Julys since 1960 that have been cooler than the July of 2014.

In fact, Milwaukee has not seen a single 90-degree day this summer. So taking into account this cool July weather and looking at the continued cool forecast in August, our third quarter guidance is $0.48 a share to $0.50 a share. This, too, excludes costs associated with the Integrys acquisition. Our third quarter guidance also reflects lower fuel recoveries as compared to the same quarter in 2013.

These are largely timing issues factored into our 2014 fuel plan; so again, the range for our third quarter guidance is $0.48 a share to $0.50 a share and with that, I will turn things back to Gale.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Pat, thank you very much. Let me zip up my parka before we go into the Q&A. Overall, folks, we're on track and focused on delivering value for our customers and our stockholders.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Your first question comes from the line of Greg Gordon with ISI Group.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Rock and roll, Greg, how are you?

Greg Gordon - *ISI Group - Analyst*

I'm doing great, Gale, how are you?

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

We're good.

Greg Gordon - *ISI Group - Analyst*

So one question you may not be able to answer, but the Integrys announced the sale of their retail business. The press release hit last night.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Right.

Greg Gordon - *ISI Group - Analyst*

I know you're at arms length on that, but when you look at the price that was announced, was that consistent with your understanding of the economics? Does that have anything to do or effect in any way the economics of your transaction or was it in line with your expectations?

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Greg, very good question. Certainly, in my conversations with my counterpart at Integrys, we were supportive of the sale. The results, as you saw published this morning in the news release, were quite consistent with our expectations.

Greg Gordon - *ISI Group - Analyst*

Great. I have a couple of questions that are probably CFO-level questions. When I look at the revenues you've generated year-to-date from the different customer classes, electric revenues look more or less consistent in residential, small commercial is the same, large commercial and industrial is obviously down a bunch on realized revenue and then it's more than offset by significant improvements in resale and other. So can you talk about what's driving that shift and how we should think about that prospectively?

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Greg, while Pat and Scott are thinking, are you saying those questions are above or below my pay grade? (laughter)

Greg Gordon - *ISI Group - Analyst*

Yes, the answer is yes.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Okay, Pat, go right ahead.

Pat Keyes - *Wisconsin Energy Corporation - EVP, CFO*

Greg, Scott and I may tag team this a little bit, but to hit -- we talked in the first couple calls about opportunity sales and if you look at the year-to-date, we did quite well in the beginning of the year and that's certainly driving a part of it. Scott, do you want to add color to that at all?

Scott Lauber - *Wisconsin Energy Corporation - VP and Treasurer*

Yes, the opportunity sales are there and also, in our other operating revenues, we have the payments for the SSR payments for the Presque Isle plant.

Greg Gordon - *ISI Group - Analyst*

Okay, and the large commercial industrial fall off is the iron ore mines?

Pat Keyes - *Wisconsin Energy Corporation - EVP, CFO*

On the sale side, yes. That's why we -- with the mines decisions last year, we started reporting both sales and deliveries, so with the mines decision, the sale numbers will fall commensurately. We kept the delivery numbers there so you can have an apples-to-apples to prior years on how much we're delivering.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

So sales would include the generation side of the business. Deliveries, because we're still delivering electricity to the mines, would include just total deliveries to all of our customers.

Greg Gordon - *ISI Group - Analyst*

Understood, and then the Treasury grants are significant portion of your earnings contribution this year. Is the way that's going to work is when the plant comes up and running, Treasury grants are going to stop coming in, but the plant will actually start earning and so you won't see any significant sort of fluctuation in earnings? How is that going to work?

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

That one is not below my pay grade, so let me give you the facts on that and then Steve Dickson can help me if there's anything askew. But essentially, last year, while the plant was under construction, we were delivering to customers bill credits from the federal tax grant that we expected to receive from the Treasury department for building a biomass unit. The way the accounting rules worked, we basically took a $0.03 a share hit because we were actually paying cash credits on bills to customers in each of the first three quarters of 2013, so $0.03 in each of those three quarters.

Then when the plant went commercial, we completed the plant on time and on budget and brought it into service in November of last year, under the accounting rules, we were able to book the grant. So there was a true-up in Q4 of last year, if you will. I think it was a $0.09 pick up, Steve, in Q4 of last year.

So forwarding, Greg, to our second quarter results this year, we didn't have any negative impact from the bill credits and we did last year. So we had a $0.03 a share pick up in Q2 of this year because of the accounting rules compared to Q2 of last year. Am I making sense, Greg?

Greg Gordon - *ISI Group - Analyst*

100%. How long do the Treasury grants run through the P&L?

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

I think two years.

Steve Dickson - *Wisconsin Energy Corporation - VP and Controller*

In the rate case, we're going to give them back to Wisconsin customers over a two year period and that'll end in December of 2014.

Greg Gordon - *ISI Group - Analyst*

Got you. So it will all come out in the wash, so to speak, when you do your rate design and revenue requirements for the next--

---

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Absolutely. This will all be completed basically before the new effective test year of January of 2015.

Greg Gordon - *ISI Group - Analyst*

Completely understood, thank you.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

You're welcome, Greg. Good questions.

Operator

Your next question comes from the line of Kit Konolige with BGC.

Kit Konolige - *BGC Partners - Analyst*

Good afternoon, guys.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

How you doing, Kit?

Kit Konolige - *BGC Partners - Analyst*

Good. So just a pretty simple old fashion utility kind of question, so you indicated that your level of sales was in line with expectations. It looks like residential sales are kind of flat to down for the first half or they were down in the first quarter and flat in the second?

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Yes.

Kit Konolige - *BGC Partners - Analyst*

What are you seeing there? I mean, we've seen this at some other companies. Is this any further deterioration in kind of customer usage by customer or just efficiency, better refrigerators, or tightness in spending on electricity because of the economy or what do we think is going on out there?

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

We've thought about this profoundly and I think it's not enough beer in the refrigerators, Kit.

Kit Konolige - *BGC Partners - Analyst*

That's a big problem in your service territory.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Exactly. Well, I'll give you my view for what it's worth. First of all, when you look at our first half, I think it's fair to say that, when you compare it to our projections for the year, we were expecting retail sales in total to be up about 0.5%. But then when you break that down by customer group, large industrial, we actually, I think, did a little better than expectations both in Q1 and Q2 from industrial demand for electricity.

I think we were up 2%, Scott, in Q1 compared to the first quarter of a year ago on industrial demand for electricity and 2.1% in the second quarter compared to Q2 of a year ago. Again, breaking down our expectations, better than we thought on industrial demand. When you look at small commercial and industrial, maybe a little less than we thought, it's pretty flat. Then on residential it's flat; however, that's on a weather normal basis and again, we had such abnormal weather in the first quarter that I think you have to just take for now our weather normalization with a grain of salt.

Remember we've talked before, Kit, that when weather gets beyond the second standard deviation from normal, the industry's weather normalization techniques tend to break down, so I wouldn't read too much into it one way or another. The only way I think interesting and perhaps hopeful fact coming out of the first half numbers for us, in terms of demand for electricity, is the uptick from industrial customers. Scott?

Scott Lauber - *Wisconsin Energy Corporation - VP and Treasurer*

Yes, that's correct.

Kit Konolige - *BGC Partners - Analyst*

Sounds good. Just one other area for me and that is, I might have missed some of this, but what's the schedule for the state sale of generation?

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

There have been no formal announcement of the schedule yet; however, the state has hired both financial advisors and a broker. They've made that announcement just in the last -- really, I believe, in June. So if there is a sale going forward of State assets, we would expect that to be a 2015 event.

Kit Konolige - *BGC Partners - Analyst*

That would be 2015. When would you expect to hear from the state or to see it published whether they are or aren't going ahead with it?

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Again, there have been no real indications from the state, other than the fact they believe they've made a major step forward in terms of interviewing and hiring specific financial advisors and a broker. Now, one complicating factor is that they really are looking at the potential sale of a number of different types of properties, so they've hired financial advisors for each type of property, as well as a broker for the potential sale of the plants themselves. They're really trying to organize a much broader potential sale of property than just the power plants themselves.

Kit Konolige - *BGC Partners - Analyst*

Very good. Okay, thank you very much.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

You're welcome, Kit. Appreciate your call.

Operator

Your next question comes from the line of Paul Ridzon with KeyBanc.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

How's Cleveland, Paul?

Paul Ridzon - *KeyBanc Capital Markets - Analyst*

Cleveland rocks.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Cleveland rocks. All right, when did that happen? I'm sorry. Go right ahead, Paul.

Paul Ridzon - *KeyBanc Capital Markets - Analyst*

Last year, you did $0.60 in the third quarter and now you're guiding down $0.11 at the midpoint despite a $0.03 pick up from the tax. Can you just run through the big drivers? Is it all weather or sorry if I missed that.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

It's really two things and Pat can elaborate if he would like to. It's four things, the first three are weather. I mean, literally, this has been one of the coldest Julys on record in Wisconsin. I think Pat mentioned in his portion of the prepared remarks, the weather forecasters are saying we will not have a single 90-degree day this entire summer in Wisconsin. I'm figuring if this continues, Paul, we're going to be at 30 below in October.

Really, its been incredibly cool and honest to goodness, the weather forecast for August looks to be a repeat of July in terms of way colder than normal. We've tried to take into account what we know has occurred in July, which is just incredible lack of demand for air conditioning for obvious reasons, and extrapolate that to August. Then, of course, there's some timing, Pat, on fuel recovery.

Pat Keyes - *Wisconsin Energy Corporation - EVP, CFO*

That's right, Gale. Did that answer your question, Paul? I could dive in more if you'd like, but that's the nuts and bolts of it.

Paul Ridzon - *KeyBanc Capital Markets - Analyst*

How big is the fuel piece?

Pat Keyes - *Wisconsin Energy Corporation - EVP, CFO*

Round numbers, $0.02 or $0.03.

Paul Ridzon - *KeyBanc Capital Markets - Analyst*

And then just assuming you close Integrys, you'll own 60% of ATC. How will that flow through your income statement at that point?

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

We will ask Allen to answer that. He's the King, well no he had to resign his King of ATC.

Allen Leverett - *Wisconsin Energy Corporation - President*

My assumption would be, Paul, that since we will not have effective control of ATC, even though we will have a 60% economic interest, since we will not have effective control because of the voting arrangement that we proposed, that we would still follow the equity method of accounting. Over in the asset side , you'd have a, say, a minority interest, but I guess it's a majority interest in this case, but you'd have a minority interest so you'd show your equity investment and just take the earnings in.

Paul Ridzon - *KeyBanc Capital Markets - Analyst*

What's the Board composition?

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

The Board composition of ATC or the combined company?

Paul Ridzon - *KeyBanc Capital Markets - Analyst*

ATC.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Allen?

Allen Leverett - *Wisconsin Energy Corporation - President*

When you say the composition, maybe let me back up and maybe just quickly go through the voting arrangement that we proposed. What we proposed, Paul, is that the new combined company so this would be WEC Energy Group, WEC Energy Group would vote without limitation the 34% that Integrys Energy Group currently holds.

And then it would vote the remaining 26%. So that's the 26% of Wisconsin Energy holds now, they would vote that in proportion to how the other shareholders vote. In other words, Paul, we would be essentially in the same position that Integrys is today in terms of control, so that's how control would work. Then you'd vote for Directors just like you'd vote for Directors now and we would be positioned the same way as Integrys.

Paul Ridzon - *KeyBanc Capital Markets - Analyst*

I think you went over this on the call when you announced the deal. I remember. Okay, thank you very much.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

You're welcome.

Operator

Your next question comes from the line of Andy Bischof with Morningstar.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

How are you, Andy?

Andy Bischof - *Morningstar - Analyst*

Good, how are you? Any share repurchase in the quarter before you announced the Integrys acquisition and cancellation of the buyback program?

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

No, there was no share repurchase and Pat's agreeing with me, no share repurchases in Q2.

Andy Bischof - *Morningstar - Analyst*

Okay and Gale, if I could ask your overall thoughts on the EPA's Clean Power Plant announcement in June, impacts to Wisconsin Energy and your overall discussions with the State regulators so far?

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Right, be happy to. Just to refresh everybody's memory, the Environmental Protection Agency issued its proposed rule for CO_2 reductions, in essence, from existing sources and I believe the comment period now runs until October 16 of this year. Wisconsin's target, and as you recall each of the contiguous 48 states have been given separate CO_2 reduction targets, and those targets were designed individually for each state by the staff of the EPA. Wisconsin's target is a 34% reduction.

Nationwide, the reduction target is 30%, so we're just slightly above the national average. I think, for many of us, while I will give the EPA very, very strong marks for creativity, they've never tried to tackle a problem with this type of an approach before, and they have really tried to give the individual states flexibility, but I don't personally feel like we were given credit for taking early action. We've invested $9 billion in energy infrastructure since 2003; much of that has been either in modern efficient generating units, renewables, energy efficiency, other approaches that can and have reduced greenhouse gas emissions.

So if you look an our system, our greenhouse gas emissions for Wisconsin Energy are actually below the levels they were in 2000 and we just don't feel like we've been given credit for the early action. I think that's a standard view among many of my counterparts in the industry. So we're going to be commenting on several things, as we work our way through the comment period here; one of which is we simply don't feel like the appropriate credit's been given for the early action and for the renewables that we have put in place.

There's still lack of clarity, which the EPA admits, around how they will treat biomass plants and of course, in terms of emissions. Of course, we have an almost $270 million investment we've just completed in a biomass plant that does meet the state's renewable portfolio standard. Then one of the building blocks that the EPA has pointed out in terms of how states can try to flexibly meet the new targets is to really run the combined cycled natural gas fired power plants in the country up to a 70% capacity factor. That is difficult.

In many parts, not just Wisconsin, but in many parts of the country, the natural gas infrastructure to achieve that kind of capacity factor for natural gas units is just not there, it's just not in place. We think there are a number of comments that we want to make. Overall, though, I still feel like we're quite well-positioned as a Company and the reason I think we're well-positioned as a Company is because of how efficient our new units are.

Our new units at Oak Creek, which burn coal as you know, are among the top 10 most efficient base load units in the country and one of the cleanest burning power plants, literally, in the world. Our new natural gas units at Port Washington, our new combined cycle units at Port Washington, are the most efficient natural gas units in the Midwest. Given the fact that they emit less pounds per CO2 or less pounds of CO2 per unit of output, I still think we're as well-positioned as anyone. I hope that helps.

Andy Bischof - *Morningstar - Analyst*

Excellent detail, very much appreciated.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

You're welcome.

Operator

Your next question comes from the line of Michael Lapides with Goldman Sachs.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Hi Michael.

Michael Lapides - *Goldman Sachs - Analyst*

Hi, Gale. Question for you a little bit about natural gas demand. What do you think, over the last year or so, weather-normalized natural gas demand has been in Wisconsin and what do you think, if anything, the new normal may be?

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Okay, well, levelized natural gas demand, I would think, has gone up, Scott, about 1% over --

---

Scott Lauber - *Wisconsin Energy Corporation - VP and Treasurer*

It's about 0.5% to 1%.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

About 0.5% to 1% is what we've seen on a weather normal basis. Where is it going? I'm still in the camp that there's potential for it to go up; however, in the last two years, we've had, as I mentioned earlier, some of the most abnormal weather, both warm and cold, that really stresses the weather normalization techniques that the industry applies, number one. That's one thing that I think the jury is still out on.

We need some more time to be able to determine whether a pattern of growth is stronger than we project. The other piece, though, is we are continuing to see, in our state at any rate, a much quicker conversion of customers from propane to natural gas. You saw the statistics or heard the statistics from our prepared script. I think we've got, in terms of percentage of new customer connections for natural gas this year versus last year, we're up about 8.5%.

There are a number of competing factors here and moving pieces. I think it's still too early to tell whether or not we're in a stronger uptick pattern in terms of weather normalized natural gas consumption at retail, but again, in states that are heavy propane users and Wisconsin I believe is the fifth heaviest state in the country in terms of propane use, we see some real potential opportunity.

Michael Lapides - *Goldman Sachs - Analyst*

Got it. Second, where does Illinois fall in that kind of realm when you think about potential for conversions and about local gas utility natural gas-related demand? Finally, and I'll knock them all out at once, of the $14 million in lower year-over-year O&M expense, how sustainable is that? Meaning when we look out to 2015, 2016 or 2017, kind of multi-year out, is that a, hey, we're resetting the bar here to live within some of the regulatory kind of pieces of the regulatory agreement versus this is kind of a one-off?

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Good questions again, Michael. Let me tackle your Illinois question first. I don't see much in terms of propane conversion opportunity in the Integrys Group companies in Illinois, because it's really Peoples Gas so that is downtown and City of Chicago and then North Shore, which again, very, very close to the city itself. I don't see the kinds of propane conversion opportunities in Illinois that we're seeing in Wisconsin and I hope that answers that question.

I would also add, in terms of the regulatory construct in Illinois for Peoples Gas, they're in a decoupled situation, where we are not in Wisconsin, so two different animals there. In terms of O & M, in essence, what a large chunk of and yes, there are some sustainable productivity and cost reduction gains that we saw in the first half and that I think will be permanent, but the lion's share of the $14 million of O&M cost reductions really came from lower medical and employee benefit expense.

The reason for the medical, we believe, is that all of our employees switched as of January 1 of this year to a high deductible plan. The comparison may be a little skewed in terms of medical costs, as in terms of timing of when the Company gets the medical costs flowing through. We'll see, we'll have a lot better picture in terms of medical costs and other employment costs, benefit costs, over the course of this year. The pattern may be a little different this year and I suspect it will be.

Michael Lapides - *Goldman Sachs - Analyst*

Meaning you think that O&M costs could be more back-end loaded versus front-end loaded during the course of the year or I'm not sure I totally follow you there.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Sorry. The answer to your question is yes, particularly as it relates to medical. Here's why, I think for an individual, we have a $2,500 deductible and for a family, I think it's $5,000. That was not in place with our low deductible plans last year. We suspect that our medical expenses will be back-end loaded this year compared to last year. Yes, the answer is there may be some additional medical O&M expenses coming through in Q3 & Q4. Got it. Okay. Thanks, Gale, much appreciated. You're more than welcome. Take care.

Operator

Your next question comes from the line of Brian Russo with Ladenburg.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Afternoon, Brian.

Brian Russo - *Ladenburg Thalmann & Company Inc. - Analyst*

Good afternoon. Just curious, most of my questions were asked and answered, but what were the drivers enabling you guys to beat your second quarter guidance of $0.50 to $0.52?

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

There are three drivers that I would point out and Pat and Scott can certainly add to that if they would like. The first, we talked about earlier, which was O&M reduction. That's worth about, excluding the merger costs, that's worth about $0.04 a share compared to last year. Then we talked about the biomass tax credits and because of the accounting rules, there was a $0.03 a share hit in Q2 of a year ago versus no hit in this year's second quarter.

Then we had a lower effective tax rate, which helped us by about $0.01. On the negative side, there was $0.01 of merger costs and $0.01 of weather. If you strip all that out, essentially those are the answers.

Brian Russo - *Ladenburg Thalmann & Company Inc. - Analyst*

Right, but was O&M reduction ahead of your expectation? I'm asking because you had guided to $0.50 to $0.52 in the second quarter, but you reported $0.58, so something exceeded your original expectations.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Yes, absolutely.

Brian Russo - *Ladenburg Thalmann & Company Inc. - Analyst*

Okay.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Pat go right ahead.

Pat Keyes - *Wisconsin Energy Corporation - EVP, CFO*

Yes, some of the O&M we didn't expect. The medical was a little better than we thought. I talked about timing differences hurting us in Q3 in the guidance, we actually got a little help in Q2 versus what we had planned. I should have started with there is no one big answer, it's lots of cats and dogs. I gave you two, here's a couple more.

Gas sales came in a little better than what we had forecast because it was colder in the first half of the quarter. Then the other income I talked about, the land sales and the WISPARK, was something we didn't anticipate either. Lots of little things added up to get us better than guidance.

Brian Russo - *Ladenburg Thalmann & Company Inc. - Analyst*

Got it. Thank you very much.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

You're welcome.

Operator

Your next question comes from the line of Tim Winter with Gabelli & Company.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

How are you, Tim?

Tim Winter - *Gabelli & Co. - Analyst*

Good afternoon, Gale. I just had a strategic question on ATC. [Yieldcos] are the new hot thing and it looks like wind stream just got IRS approval to classify their transmission assets as a real estate investment trust. Could you or is there any benefits to you guys of putting ATC in a REIT-type structure?

Allen Leverett - *Wisconsin Energy Corporation - President*

Tim, this is Allen. At this point, of course, we're certainly open to things that would provide value for our shareholders. If we found later that it was advantageous to put something in a different structure, a REIT or some other, we'd certainly be open. However, I think one big issue that we would have to face, if I understand the REIT structure correctly, there's a requirement to pay out, I think, more than 90% of your earnings in dividends.

When you have a Company like ATC, which has got a very, very healthy amount of growth in investments, if that Company would have to pay out, say, 90% plus in dividends, they're going to have to be very regularly in a position where they'd have to raise equity. I'm not sure that would be a good thing necessarily, a good position to be in, so that would be a concern that I would have.

A second concern is how, exactly, would the provision for income taxes for that Company be treated in FERC rate making? One of the benefits that you get with a REIT is you only have a single level of taxation. I'm not sure how you keep that benefit relative to our current structure if you have to give all that provision for income tax benefit back to customers. At a high level, those would be the two concerns that I would have about the REIT structure, but again, Tim, if it ended up that, at some point, that was advantageous, we'd certainly be very open to another structure. Hopefully, that makes sense.

Tim Winter - *Gabelli & Co. - Analyst*

Yes, it does, thank you.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

You're welcome, Tim.

Operator

Your final question comes from the line of Julien Dumoulin-Smith with UBS.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Hi, Julien, how you doing?

Julien Dumoulin-Smith - *UBS - Analyst*

Oh, dandy.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Glad to hear that.

Julien Dumoulin-Smith - *UBS - Analyst*

Excellent. Let me cut back to that last question a little bit and ask it a little bit of a different way. The cost of capital is getting a bit more competitive of late. How are you all feeling in your ability to compete for those plant acquisitions from the state? Specifically, I'd be curious, do you feel like you have any incumbent advantages being in state synergies or otherwise that would allow you to kind of outcompete anyone else who might be looking at those assets?

Allen Leverett - *Wisconsin Energy Corporation - President*

Julien, this is Allen. Your question is about the state power plants, not about ATC?

Julien Dumoulin-Smith - *UBS - Analyst*

Indeed.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Okay. My guess is that minor movements in the cost of capital are not going to be a major impediment or a major benefit one way or another. If the state does move forward with selling the state-owned steam and generating plants, I think they're going to be looking, obviously, for as competitive a price as they can get, but they're also looking for the type of experience that I think we bring to the table.

Again, these plants are providing pretty essential services to places like state-owned hospitals, to places like the State capitol, all of the major universities in the system in Wisconsin. I think they are going to be other factors other than just pure price that will play into the winning bidder if a process does go forward. The experience and a track record of being able to operate these types of plants to improve the operation of the plants and to add environmental upgrades on time and on budget, I'm confident would be a factor here.

Julien Dumoulin-Smith - *UBS - Analyst*

Excellent. Another high level conversation, coal rail deliveries, continuing to hear commentary from other folks. Where do you guys stand on that? Anything to add to the mix?

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Yes, we'll let Allen talk about how tight things are right now.

Allen Leverett - *Wisconsin Energy Corporation - President*

Julien, we've had -- most of our deliveries are from the Union Pacific, although we do have, percentage-wise a small amount from the Burlington Northern and a small amount from the Norfolk Southern. We've had a lot of challenges, really with all of the railroads this year, but particularly with the Burlington Northern. Some of that is stuff that's in their control. A lot of it's out of their control. For example, they had a lot of flooding of some of the lines earlier this year.

But from an inventory standpoint, our coal inventories are pretty tight right now. We're not up to the levels that we'd like them to be. We're not yet on the path to getting the levels that we want to be at in late September, so we certainly haven't had to curtail operation of our plants. You may have seen some -- in fact, there was a news article this morning that a utility in Wisconsin is saying that they might actually have to shut down one of their coal plants because of the bad inventory situation.

It's certainly not at a level that would cause curtailment, but it's something that I'm focusing very much on with our group in terms of coal deliveries and it's something we'd be happy to give you another update on when we have our call in October.

Julien Dumoulin-Smith - *UBS - Analyst*

Excellent. Just cutting back to ATC, specifically, I'd be curious, any comments of late on both the competitive FERC process, there've been some tweaks in MISO. Do you feel better about the FERC 1000 process? Separately, any commentary of late on the New England case as it relates to ATC?

Allen Leverett - *Wisconsin Energy Corporation - President*

No change, really, in our view of the competitive, this is the order 1000 process. Of course, within our traditional footprint, within Wisconsin and the UP of Michigan, we'd still have a right of first refusal on non-multi-value projects, so that's still there. We feel good about that and we feel good about our ability to compete for multi-value projects. Not a lot to add, really, on the process out east with the FERC ROE review.

Julien, the range of numbers that we had heard thrown out at the FERC, low end was a 10.57% return, high end, I believe, was 11.75%, that compares to current 12.2% at ATC. So, say on a worst case basis, if ATC were taken all the way down to 10.57%, that would be about a $0.04 per share impact on the combined company. If you looked at the WEC Energy Group with a 60% ownership in ATC, that would be about a $0.04 a share impact at the low end. At the higher end, at 11.75%, it would be $0.01 a share. Still relatively nominal impacts, but it's something -- it's not decided at this point.

Julien Dumoulin-Smith - *UBS - Analyst*

Presumably you go back and get riders on top of that?

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

That's uncertain. You're talking about incentives?

Julien Dumoulin-Smith - *UBS - Analyst*

Yes, sorry, incentives.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

No, I don't believe so.

Allen Leverett - *Wisconsin Energy Corporation - President*

ATC has not gotten the incentive adder. But they have gotten things like a full CWIP in rate base approach, so we traditionally have not gotten the, I'll call it, the incentive ROE, which is one of the reasons why I think we at least have a shot at maintaining the 12.2%, because we were never getting the incentive level.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

And never asking for them, really.

Julien Dumoulin-Smith - *UBS - Analyst*

Right, absolutely. Great, well thank you very much.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

You're welcome.

Julien Dumoulin-Smith - *UBS - Analyst*

Good luck.

Gale Klappa - *Wisconsin Energy Corporation - Chairman, CEO*

Thank you very much. Ladies and gentlemen, that concludes our conference call for today. Thank you so much for participating. If you have any other questions, Colleen Henderson, will be available in our Investor Relations office. Her direct line, 414-221-2592. Thanks, everybody, take care.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Wisconsin Energy and Integrys and the combined businesses of Integrys and Wisconsin Energy and certain plans and objectives of Wisconsin Energy and Integrys with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as "anticipate", "target", "expect", "estimate", "intend", "plan", "goal", "believe", "hope", "aim", "continue", "will", "may", "would", "could" or "should" or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the proposed merger; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses of Wisconsin Energy and Integrys will not be integrated successfully; disruption from the proposed merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the proposed merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions; the risk that financing for the proposed merger may not be available on favorable terms; and the risk that Integrys may not complete the sale of Integrys Energy Services. These forward-looking statements are based on numerous assumptions and assessments made by Wisconsin Energy and/or Integrys in light of their experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that each party believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of this communication. Neither Wisconsin Energy nor Integrys assumes any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties at Wisconsin Energy can be found in Wisconsin Energy's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K. A further list and description of risks and uncertainties at Integrys can be found in Integrys's Annual Report on Form 10-K for the fiscal year ended December 31, 2013 and in its reports filed on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger involving Wisconsin Energy and Integrys will be submitted to the respective shareholders of Wisconsin Energy and Integrys for their consideration. In connection with the proposed merger, Wisconsin Energy will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the shareholders of Wisconsin Energy and Integrys to be filed with the Securities and Exchange Commission (the "SEC"), and each of Wisconsin Energy and Integrys will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed merger with the SEC. **Wisconsin Energy and Integrys urge investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information.** Investors and security holders will be able to receive the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC's web site, http://www.sec.gov, from Wisconsin Energy at Wisconsin Energy Corporation, Corporate Secretary, 231 W. Michigan St., P.O. Box 1331, Milwaukee, WI 53201, or from Integrys at Integrys Energy Group, Inc., Investor Relations, 200 East Randolph Street, 23rd Floor, Chicago, IL 60601.

Participants in Solicitation

This communication is not a solicitation of a proxy from any investor or shareholder. Wisconsin Energy, Integrys and their respective directors and executive officers and other members of management and employees may be

deemed to be participants in the solicitation of proxies from the respective shareholders of Wisconsin Energy and Integrys in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Wisconsin Energy and Integrys in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Wisconsin Energy's executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 21, 2014. You can find more information about Integrys's executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 27, 2014. You can obtain free copies of these documents from Wisconsin Energy and Integrys using the contact information above.

Non-solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.